November 22, 2006	direct phone: 515-242-2440
direct fax: 515-323-8540
email: vandevoort@brownwinick.com

U.S. Securities and Exchange Commission
Dale Welcome, Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:	Granite Falls Energy, LLC
Form 10-KSB for the Ten-Month Period Ended October 31, 2005
Form 10-QSB for the Fiscal Quarter Ended January 31, 2006
Form 10-QSB for the Fiscal Quarter Ended April 30, 2006
Form 10-QSB for the Fiscal Quarter Ended July 31, 2006
File No. 000-51277
Dear Mr. Welcome:
Please be advised that our firm represents Granite Falls Energy, LLC (the “Company”) in connection with its securities regulations compliance. We are in receipt of your letter dated October 30, 2006 providing comments to the above-referenced periodic reports for the Company. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. To facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-KSB for the Ten-Month Period Ended October 31, 2005
Statements of Cash Flows, page 37
1.	We note you have netted together the proceeds and repayments on your $34 million construction loan. Please revise future filings to ensure that proceeds and repayments are presented as separate line items unless the original maturity of the debt was three months or less. Refer to paragraph 13 of SFAS 95. Also, please revise future filings to use consistent labels between your balance sheet and your statement of cash flows in indicating whether your debt is short-term or long-term, such as with this construction loan.

RESPONSE: We will revise future filings as suggested.
Note 8 — Commitments and Contingencies, page 46

A Firm Commitment to BusinessTM	515-242-2400 phone	515-283-0231 fax	www.brownwinick.com

November 22, 2006

2.	You indicate that you will pay Glacial Lakes Energy $35,000 per month plus 3% of the plant’s annual operating profits under the Operating and Management Agreement. However, in your “Plan of Operations for the Next 12 Months” on page 26, you indicate that you will pay $35,000 per month plus an annual payment of 3% of the plant’s net income. Please revise your future filings to clarify this inconsistency to state whether the annual payment is based upon operating profit or net income.

RESPONSE: We will revise future filings to state that the annual payment is based upon the plant’s net income pursuant to the terms of the agreement with Glacial Lakes.
Exhibit 31 — Section 302 Certifications
3.	We note the following errors or omissions with respect to your section 302 certifications:
•	Paragraph 1 refers to a “quarterly” report on Form 10-KSB;

•	Paragraph 4(c) omits the language “the registrant’s fourth fiscal quarter in the case of an annual report”; and

•	The words “smaller business issuer” has been replaced by your company’s name in several places in the certification.

In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31) of Regulation S-B.

RESPONSE: For future filings our certifications will use the precise language provided in Item 601(b)(31) of Regulation S-B.
Form 10-QSB for the Fiscal Quarter Ended July 31, 2006
Financial Information, page 3
Condensed Consolidated Statements of Cash Flows, page 6
4.	It appears that your gross property and equipment increased $5.5 million from $52.9 million at October 31, 2005 to $58.4 million at July 31, 2006. Please help us to understand why your cash used in investing activities for this period totals $10.8 million, instead of the $5.5 million increase in your fixed assets.

RESPONSE: During the nine month period ended July 31, 2006, we had cash expenditures for property and equipment totaling $5.8 million, but we also paid a total of $5.0 million (as indicated on a separate investing activity line item) to pay our construction payable that was initially capitalized during the fiscal year ended October 31, 2005. We disclosed the initial payable transaction within the “Supplemental

November 22, 2006

Disclosure of Noncash Investing, Operating, and Financing Activities” on the October 31, 2005 cash flow statement. During 2006, this payable was paid and therefore the total cash used in investing activities totaled $10.8 million for the period ended July 31, 2006.
Note 1 — Summary of Significant Accounting Policies — Revenue Recognition, page 8
5.	In your description of the business on page 5 of your October 31, 2005 Form 10-KSB, you state that you receive the net selling price (net of freight costs and commissions paid) from both Aventine and Commodity Specialist Company for their sales of your products. Please tell us whether you recognize these revenues and related costs on a gross or net basis, and provide us with an analysis of how you meet the criteria in EITF 99-19 to support your conclusion.

RESPONSE: In prior filings, we have recognized the revenues of sales to both Aventine and Commodity Specialist Company and the related costs (freight costs and commissions paid) on a net basis. The amount of freight costs and commissions paid are, and based on the terms of the contract will continue to be, immaterial based on total revenue and costs of good sold.
Note 8 — Agreement with Gopher State Ethanol, LLC, page 14
6.	We note your discussion of the merger with Gopher State here and on page 22. Based on the disclosures on page 22, we assume that the merger was conditional upon your receipt of the ethanol producer payments. We also assume that because you will not be able to receive these payments, the merger is invalid and will not be reflected in your financial statements. Please confirm our understanding, or provide us with a detailed explanation of why our understanding is incorrect. If the merger is still valid, please respond to the following comments:
•	Please tell us what merger consideration you gave to the former shareholders of Gopher State in exchange for relinquishing their ownership of Gopher State’s equity; as this is unclear from your current disclosure.

•	Please tell us how you accounted for this merger, including, if applicable, the allocation of the purchase price to the acquired assets and liabilities. Also tell us what consideration you gave to providing the disclosures required by paragraph 58 of SFAS 141.

•	You state that the post-merger entity is your wholly-owned subsidiary. Based on this disclosure, we assume that the lease of all of your operating assets to the post-merger entity and the expected termination of this lease have no impact on your consolidated

November 22, 2006

financial statements. Please confirm our assumption, or tell us why our assumption is incorrect.

•	We note that you will not be able to receive ethanol producer payments through your ownership of Gopher State. Since it appears that the purpose of acquiring Gopher State was to receive those anticipated ethanol producer payments, please tell us whether the determination that you will not be able to receive those payments has any impact on your financial statements, including any impairment to the acquired assets and liabilities of Gopher State.
RESPONSE: The Commission is correct in its assumption that the merger is invalid and will not be reflected in the Company’s financial statements. However, to achieve this result the Company took two steps, both of which are reflected in Form 8-K’s dated October 13, 2006 and November 2, 2006.

The first step occurred on October 10, 2006, when the Company executed a Lease Termination Agreement to terminate the lease agreement with Gopher State Ethanol, LLC (“GSE”). Both the Company and GSE determined that the lease was no longer in either companies’ best interest. This determination was based primarily on GSE’s inability to obtain ethanol producer payments thereby vitiating the objective of the merger, which was to permit the Company to take advantage of any available ethanol producer subsidies. The Lease Termination Agreement provides that the Company and GSE mutually agree to terminate the lease, including any right, title, interest, obligation or liability, claim or cause of action arising out of or in anyway connected to the lease.

The second step occurred on October 31, 2006, when the Company dissolved GSE by filing a Certificate of Cancellation with the Delaware Secretary of State.
Management’s Discussion and Analysis or Plan of Operation, page 15
Results of Operations, page 16
7.	Based on the description of your operations, it is unclear to us whether your fuel ethanol and distiller’s grains represent separate operating segments. For purposes of your upcoming Form 10-KSB, please assess whether you have more than one operating or reportable segment, and provide all applicable disclosures in accordance with SFAS 131. If you conclude that you only have one operating agreement, please briefly disclose in your Note 1, Summary of Significant Accounting Policies, how you reached that conclusion (e.g. you do not track discrete financial information below revenues for these activities).

November 22, 2006

RESPONSE: SFAS 131 paragraph 10, defines the following criteria for an operating segment as a component of an enterprise if:
•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

In the upcoming Form 10-KSB filing, we will disclose in Note 1, Summary of Significant Accounting Policies that we have only one operating or reporting segment due to the fact that we do not track discrete financial information below revenues for our fuel ethanol and distiller’s grains. Therefore, discrete financial information is not available and the criteria set forth in SFAS 131 for operating segments is not satisfied.
Liquidity and Capital Resources, page 26
8.	Please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants.

RESPONSE: In future filings the Company will include a disclosure indicating whether it is in compliance with the covenants contained in its applicable debt agreements. In addition, the Company will include in future filings a disclosure and discussion of its most restrictive debt covenants. Currently, the Company is in compliance with such debt covenants.
Please see the attached letter from the Company including the statements of acknowledgment requested in your letter dated November 3, 2006.

Sincerely,
/s/ Judd W. Vande Voort

Judd W. Vande Voort

JWV:tlr